As filed with the Securities and Exchange Commission on January 24, 1996

                                                         File No. 70-8521
                   SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C.  20549
               __________________________________________
                     POST-EFFECTIVE AMENDMENT NO. 1
                            (AMENDMENT NO. 2)
                                   TO
                          FORM U-1 DECLARATION
                                  UNDER
             THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
              ____________________________________________
                              Cinergy Corp.
                         139 East Fourth Street
                         Cincinnati, Ohio  45202
                 (Name of company filing this statement
               and address of principal executive office)
                              Cinergy Corp.
                (Name of top registered holding company)
                           William L. Sheafer
                                Treasurer
                              Cinergy Corp.
                             (address above)
                 (Name and address of agent for service)
The Commission is requested to send copies of all notices, orders and communications in connection with this Post-Effective Amendment to:
                             Cheryl M. Foley
         Vice President, General Counsel and Corporate Secretary
                              Cinergy Corp.
                             (address above)
Item 1.   Description of Proposed Transactions
     A.   Background
     By order dated January 11, 1995 in this file (Rel. No. 35-26215) (the "January 1995 Order"), the Commission authorized Cinergy Corp., a registered holding company under the Public Utility Holding Company Act of 1935 (the "Act"), to issue and sell from time to time through January 31, 1997, in an aggregate principal amount at any one time outstanding not to exceed $375 million (the "Aggregate Debt Limitation"), and within certain parameters set out in the Commission's order and Cinergy's Declaration as amended, (1) unsecured short-term promissory notes to banks and other financial institutions, (2) commercial paper to commercial paper dealers and financial institutions, and (3) unsecured demand promissory notes to banks evidencing Cinergy's reimbursement obligation in respect of letters of credit issued by such banks on Cinergy's behalf (such bank borrowings, commercial paper sales and letter of credit transactions being herein collectively referred to as the "Short-Term Financing Transactions"). In addition, the Commission authorized Cinergy to use the proceeds of the Short-Term Financing Transactions for general corporate purposes, including
(a) retirements and roll-overs of short-term borrowings, (b) loans, open-account advances and capital contributions to certain Cinergy subsidiaries,
(c) loans through the Cinergy system money pool, (d) investments in exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs") as defined in the Act, and (e) investments in nonutility businesses, provided that Cinergy would not apply any proceeds to the purposes specified in clauses (b) through (e) without obtaining a further order or orders of the Commission, if required under the Act.
     In the latter regard, by order dated September 21, 1995 in File No. 70-8589 (Rel. No. 35-26376) (the "September 1995 Order"), the Commission authorized Cinergy, among other things, to use the proceeds of the Short-Term Financing Transactions to make direct and indirect investments, from time to time through May 31, 1998, in special purpose subsidiaries formed by Cinergy or Cinergy's nonutility holding company subsidiary, Cinergy Investments, Inc. ("Investments"), to engage exclusively in the business of acquiring and holding (directly or indirectly) the securities of, and/or providing services to, EWGs and FUCOs (each, a "Special Purpose
Subsidiary") in an aggregate principal amount at any time outstanding not to exceed $115 million (the "Investment Limitation"), provided that any investment by Cinergy or Investments in any Special Purpose Subsidiary
would be made only if, on a pro forma basis, Cinergy's "Aggregate investment" in all EWGs, FUCOs and Special Purpose Subsidiaries would not exceed 50% of Cinergy's "consolidated retained earnings" (as determined in each case under Rule 53(a)).
     On January 16, 1996, Cinergy, Investments and Cinergy's service company subsidiary, Cinergy Services, Inc. ("Cinergy Services"), filed a post-effective amendment to their application-declaration in File No.
70-8589 (the "January 16th Post-Effective Amendment") seeking to modify the September 1995 Order as follows:  (1) to extend the authorization period from May 31, 1998 to December 31, 1999, and (2) to increase the Investment Limitation from $115 million to 50% of Cinergy's consolidated retained earnings, as determined under Rule 53(a).
     B.   Proposed Modifications to January 1995 Order
     Cinergy herein requests a supplemental order modifying the January
1995 Order solely in the following three respects: (1) to extend the authorization period, (2) to increase the Aggregate Debt Limitation, and
(3) to permit Cinergy to apply proceeds of Short-Term Financing
Transactions to investments in EWGs, FUCOs and Special Purpose
Subsidiaries, in each case as set forth below.
     1.   Authorization Period:  Cinergy proposes that the expiration date of the authorization period be extended from January 31, 1997 to December
31, 1999.
     2.   Aggregate Debt Limitation:  Cinergy requests authority to engage in Short-Term Financing Transactions in an aggregate principal amount at any time outstanding not to exceed $1 billion.
     3. Application of Proceeds to Investments in EWGs, FUCOs and Special Purpose Subsidiaries: Without limiting its flexibility to use proceeds of Short-Term Financing Transactions for other general corporate purposes as contemplated in the January 1995 Order or otherwise, Cinergy requests Commission authorization to use proceeds of Short-Term Financing
Transactions, up to the full amount of the increased Aggregate Debt
Limitation proposed herein, to make investments in Special Purpose Subsidiaries (subject to the limitations and restrictions prescribed in the September 1995 Order as supplemented by the further Commission order to be issued pursuant to the January 16th Post-Effective Amendment) and in EWGs
and FUCOs, provided that the sum of (x) any proceeds of Short-Term
Financing Transactions invested in Special Purpose Subsidiaries, EWGs and FUCOs as authorized herein, and (y) any proceeds of sales of shares of
Cinergy common stock invested in such entities pursuant to the Commission's orders in File No. 70-8477 and the September 1995 Order do not, when added to Cinergy's "Aggregate investment" in EWGs, FUCOs and Special Purpose Subsidiaries, exceed, at any point in time, 50% of Cinergy's "consolidated retained earnings," in each case as determined pursuant to Rule 53(a).
     The authorization requested in the above paragraph supersedes that granted in the September 1995 Order permitting Cinergy to use up to $115 million in proceeds of Short-Term Financing Transactions to invest in
Special Purpose Subsidiaries.
     C.   Rule 53 Statement
     Under Rule 53, in determining whether to approve the issue or sale of a security by a registered holding company for purposes of financing the acquisition of an EWG, or the guarantee of a security of an EWG by a registered holding company, the Commission shall not make certain adverse findings under Sections 7 and 12 if the conditions specified in paragraphs
(a)(1) through (a)(4) of the Rule are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) thereof exists.
     After giving effect to the modifications to the January 1995 Order proposed herein, all of the conditions set forth in Rule 53(a) are and will be satisfied and none of the conditions set forth in Rule 53(b) exists or, as a result thereof, will exist. (The following discussion assumes the Cinergy system's existence for the dates and periods in question.)
     Rule 53(a)(1):  At September 30, 1995, Cinergy had invested, directly or indirectly, an aggregate of approximately $20 million in EWGs and FUCOs (inclusive of indirect investments through Special Purpose Subsidiaries), located principally in Argentina. The average of the consolidated retained earnings of Cinergy reported on Form 10-K or Form 10-", as applicable, for the four consecutive quarters ended September 30, 1995 is $908 million. Accordingly, based on Cinergy's "consolidated retained earnings" at
September 30, 1995, the current Rule 53 aggregate investment limitation is approximately $434 million (i.e., 50% of "consolidated retained earnings" C $454 million C minus "aggregate investment" at September 30, 1995 C $20 million).
     Rule 53(a)(2): Cinergy maintains books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly holds an interest. At present, Cinergy does not hold any interest in a domestic EWG; Rule 53(a)(2)(I) is therefore inapplicable.
     In accordance with Rule 53(a)(2)(ii), the books and records and financial statements of each foreign EWG and FUCO which is a "majority-owned s subsidiary company" of Cinergy are kept in conformity with and prepared according to U.S. generally accepted accounting principles
("GAAP"). Cinergy will provide the Commission access to such books and records and financial statements, or copies thereof, in English, as the Commission may request.
     In accordance with Rule 53(a)(2)(iii), for each foreign EWG and FUCO in which Cinergy directly or indirectly owns 50% or less of the voting securities, Cinergy will proceed in good faith, to the extent reasonable under the circumstances, to cause each such entity's books and records to be kept in conformity with, and the financial statements of each such entity to be prepared according to, GAAP. If such books and records are maintained, or such financial statements are prepared, according to a comprehensive body of accounting principles other than GAAP, Cinergy will, upon request of the Commission, describe and quantify each material variation from GAAP in the accounting principles, practices and methods used to maintain such books and records and each material variation from
GAAP in the balance sheet line items and net income reported in such financial statements, as the case may be.  In addition, Cinergy will proceed in good faith, to the extent reasonable under the circumstances, to cause access by the Commission to such books and records and financial statements, or copies thereof, in English, as the Commission may request, and in any event will make available to the Commission any such books and records that are available to Cinergy.
     Rule 53(a)(3):  No more than 2% of the employees of Cinergy's operating utility subsidiaries will, at any one time, directly or indirectly, render services to EWGs and FUCOs. Based on current staffing levels of Cinergy's domestic operating utility subsidiaries (such companies currently employ, in the aggregate, approximately 6100 salaried and hourly employees), no more than 122 of the employees of these companies, in the aggregate, on a full-time equivalent basis, will be utilized at any one time in rendering services, directly or indirectly, to EWGs and FUCOs. Employees of PSI Energy, Inc., an Indiana utility subsidiary of Cinergy, have rendered services to certain EWGs and FUCOs in Argentina pursuant to the Commission's order in PSI Resources, Inc., et al., Rel. No. 35-25674,
52 SEC Docket 2533, 2534-35 (Nov. 13, 1992).
     Rule 53(a)(4): Cinergy will simultaneously submit a copy of this Post-Effective Amendment and of any Rule 24 certificate hereunder, as well as a copy of Cinergy's Form U5S and Exhibits H and I thereto, to each public utility commission having jurisdiction over the retail rates of any Cinergy utility subsidiary.
     Rule 53(b): The provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the provisions of Rule
53(b).
     Rule 53(b)(1):  Neither Cinergy nor any subsidiary thereof is the subject of any pending bankruptcy or similar proceeding.
     Rule 53(b)(2):  Cinergy's average consolidated retained earnings for the four quarters ended September 30, 1995 are $908 million , versus $937 million for the four quarters ended September 30, 1994, a difference of approximately $29 million (representing a decrease of 3%).
     Rule 53(b)(3):  For the twelve months ended September 30, 1995,
Cinergy did not report operating losses attributable to its direct and indirect investments in EWGs and FUCOs aggregating in excess of 5% of consolidated retained earnings.
Item 2.   Fees, Commissions and Expenses
     The fees, commissions and expenses to be incurred, directly or indirectly, by Cinergy or any associate company thereof in connection with this Post-Effective Amendment are estimated not to exceed $7,000, comprised principally of (1) the prescribed filing fee and (2) fees and expenses of Cinergy Services.
Item 3.   Applicable Statutory Provisions
     Sections 6(a), 7, 32 and 33 and Rule 53 are applicable to the transactions proposed in this Post-Effective Amendment.
Item 4.   Regulatory Approval
     The transactions proposed in this Post-Effective Amendment are not subject to the jurisdiction of any state commission or of any federal commission other than this Commission.
Item 5.   Procedure
     Cinergy requests that the Commission issue and publish in the Federal Register not later than February 7, 1996 the requisite notice under Rule 23 with respect to the filing of this Post-Effective Amendment and the transactions proposed herein. Applicants further request that the notice specify a date not later than March 4, 1996 as the date after which the Commission may issue an order granting this Post-Effective Amendment, and that the Commission issue such order on March 5, 1996.
     Cinergy waives a recommended decision by a hearing officer or other responsible officer of the Commission; consents that the Staff of the
Division of Investment Management may assist in the preparation of the Commission's order; and requests that there be no waiting period between the issuance of the Commission's order and its effectiveness.
Item 6.   Exhibits and Financial Statements.
     (a)  Exhibits  (supplemental list):
          F-1  Preliminary opinion of counsel
          G    Suggested form of Federal Register public notice
     (b)  Financial Statements  (updated):
          FS-1 Cinergy Consolidated Financial Statements, dated September
30, 1995
          FS-2 Cinergy Financial Statements, dated September 30, 1995
          FS-3 Cinergy Consolidated Financial Data Schedule (included as part of electronic submission only)
          FS-4 Cinergy Financial Data Schedule (included as part of electronic submission only)
Item 7.   Information as to Environmental Effects.
          (a) The Commission's action in this matter will not constitute major federal action significantly affecting the quality of the human environment.
          (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

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                                SIGNATURE
          Pursuant to the requirements of the Act, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:    January 24, 1996
                                   CINERGY CORP.

                                   By: /s/ William L. Sheafer
                                   Treasurer

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